

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2012

Via E-mail
Thomas Deinard
Interim Chief Executive Officer
ARC Wireless Solutions, Inc.
6330 North Washington Street, Unit #13
Denver, Colorado 80216-1146

      **Re:    ARC Wireless Solutions, Inc.**
               **Preliminary Proxy Statement**
               **Filed April 13, 2012**
               **Response dated May 31, 2012**
               **File No. 001-33400**

Dear Mr. Deinard:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Q: Is ARC entering into Financing Arrangements in Connection with the Acquisitions?, page 3

1.      We note your response to comment 3 from our letter dated May 9, 2012. Please provide us with details of your revised disclosure as soon as possible.

Background to the QMT Acquisition, page 43

2.      We note your response to comment 18 from our letter dated May 9, 2012. We note you disclosed the terms of the non-binding letter of intent signed on November 22, 2011 between QMT and PCC. Please disclose only the materials terms of the letter. Further, we note you disclose the preliminary terms were negotiated over the course of several months regarding the scope of the representations and warranties, covenants, and closing conditions among others. Please disclose these negotiations and their material aspects.

3.      We also note your response to comment 18 from our letter dated May 9, 2012 discloses that the definitive terms of the agreement between QMT and ARC were negotiated over the course of several months regarding similar issues.  Please disclose these negotiations and their material aspects

Management's Discussion and Analysis of Financial Condition and Results of Operations of QMT, page 73

4.      We note your response to comment 21 from our letter dated May 9, 2012.  We note your history of QMT in the first two paragraphs of your response regarding QMT's formation, recent acquisitions, and controlling interests in FloMet and Tekna Seal for over 20 years. Please present the disclosure in these two paragraphs in the proxy statement.

5.      Expand MD&A to include a discussion of QMT for all periods presented and revise to explain the relationship between the companies.

Introduction to unaudited pro forma consolidated financial statements, page 150

6.      We note your response to comment 23 from our letter dated May 9, 2012 and we disagreed with your conclusion that Arc Wireless is the accounting acquirer.  Since the shareholders of QMT as a group received the largest portion of voting rights in the combined company together with the other relevant factors, we believe that QMT is the accounting acquirer.  Please revise the pro forma financial statements to present QMT as the accounting acquirer. Further please update your pro forma financial statements for the year ended June 30, 2011 to include pro forma financial information for the interim period ended March 31, 2012.

7.      We note your response to comment 25 from our letter dated May 9, 2012.  Revise to value the shares issued by ARC in the acquisition using the most recent stock price at the time of filing.  Include a sensitivity analysis for a range of possible outcomes regarding increases or decreases in market price.

Quadrant Metals Technologies LLC

8.      Please revise to include audited financial statements of QMT for the two years ended June 30, 2011 and the interim period ended on March 31, 2012.  Since FloMet and Tekna were under common control at the time QMT acquired them, please revise the financial statements of QMT to include the operations of FloMet and Tekna for all periods presented assuming they were under common control at July 1, 2009.

Notes to financial statements, page 165

Significant Business Acquisitions, page 165

9.      Refer to your response to our comment 29 of the letter dated May 9, 2012.  Please disclose how QMT accounted for the acquisitions of General Flange & Forge Inc., Tekna

Seal LLC and FloMet LLC in its historical financial statements. Also provide the disclosures require by paragraphs 1-4 of ASC 805-30-50.

10.   It appears that General Flange & Forge Inc. is a significant acquisition and therefore you might need to include financial statements for General Flange & Forge Inc. per Rule 8-04 of Regulation S-X.  Please provide us with your significant tests calculation.

You may contact Ivette Leon, Assistant Chief Accountant, at 202-551-3351 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters.  Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director

cc:   <u>Via E-mail</u>
Travis Gering
Wuersch & Gering LLP